CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Supplementary Information

Years Ended December 31, 2016 and 2015

CAPITAL INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information

Years Ended December 31, 2016 and 2015

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Six Forks Road, Suite 200, Raleigh, NC 27609

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant 919 831 2370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

EVE NUTTER NOTARY PUBLIC WAKE COUNTY, NC Comm. Exp. 3-15-2017.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2017

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2016 and 2015

		2016		2015
Current assets:				
Cash and cash equivalents	$	1,813,837	$	1,466,465
Receivable from clearing agent		250,800		240,233
Other receivables		992,853		842,192
Prepaid expenses		511		2,417
Current portion of notes receivable		17,333		43,534
Total current assets		3,075,334		2,594,841
Property and equipment, net		-		-
Goodwill - customer acquisition		300,000		300,000
Notes receivable, less current portion		4,000		11,666
	$	3,379,334	$	2,906,507

Liabilities and Stockholders' Equity

		2016		2015
Current liabilities:				
Commissions payable	$	1,402,921	$	1,251,307
Accounts payable		177,091		197,245
Accrued retirement		12,000		12,000
Accrued legal settlements		540,000		450,000
Total current liabilities		2,132,012		1,910,552
Stockholders' equity:				
Common stock, no par value		6,000		6,000
Additional paid-in capital		181,376		181,376
Retained earnings		1,059,946		808,579
Total stockholders' equity		1,247,322		995,955
	$	3,379,334	$	2,906,507

See accompanying notes.

4

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Commisions on exchange listed securities executed on exchanges	$ 231,636	$ 209,493
Other security commissions	1,374,320	1,359,152
Sales of investment company shares	1,864,778	1,799,373
Fees for account supervision, investment advisory, and administrative services	792,655	897,975
Other operating revenue	14,834,980	15,834,695
	19,098,369	20,100,688
Operating expenses (income):		
Wages, salaries, and management fees	1,262,367	1,024,731
Commissions	14,482,827	15,597,362
Registration and fees	618,479	616,771
Rent and utilities	108,214	120,108
Printing	15,999	12,290
Office supplies	47,841	69,678
Publications	243,755	200,581
Travel and entertainment	71,478	93,398
Insurance	514,004	582,666
Taxes	9,849	3,886
Promotion	103,247	112,653
Professional fees	570,305	440,830
Legal settlements	456,984	735,000
Retirement	12,000	12,000
Seminar	334,484	516,058
Insurance division	106,880	138,016
Goodwill impairment losses	-	100,000
Miscellaneous	58,090	23,279
	19,016,803	20,399,307
Operating income (loss)	81,566	(298,619)
Other income (expense):		
Management fees from related parties	279,566	230,867
Interest expense	(2,755)	(2,308)
Interest income	196	62
	277,007	228,621
Net income (loss)	358,573	(69,998)
Retained earnings, beginning of year	808,579	878,577
Dividends paid	(107,206)	-
Retained earnings, end of year	$ 1,059,946	$ 808,579

See accompanying notes.

CAPITAL INVESTMENT GROUP, INC

Statements of Cash Flows

Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$ 358,573	$ (69,998)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Goodwill impairment losses	-	100,000
Changes in operating assets and liabilities:		
Receivable from clearing agent	(10,567)	(56,554)
Other receivables	(150,661)	63,398
Prepaid expenses	1,906	(2,417)
Commissions payable	151,614	(73,063)
Accounts payable	(20,154)	22,768
Accrued legal settlements	90,000	174,035
Net cash provided (used) by operating activities	420,711	158,169
Cash flows from investing activities:		
Loans made	(8,000)	(15,000)
Collections on loans	41,867	70,030
Net cash provided (used) by investing activities	33,867	55,030
Cash flows from financing activities:		
Dividends paid	(107,206)	-
Net cash provided (used) by financing activities	(107,206)	-
Net increase in cash and cash equivalents	347,372	213,199
Cash and cash equivalents, beginning of year	1,466,465	1,253,266
Cash and cash equivalents, end of year	$ 1,813,837	$ 1,466,465
Interest paid	$ 2,755	$ 2,308

See accompanying notes.

(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 6, 1984 to provide investment services to investors as a fully- disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other commissions and fees are recorded when earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2016 and 2015.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occassionaly brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $29,568 and $30,686 in 2016 and 2015, respectively.

Reclassifications

Certain reclassifications have been made to the 2015 financial statements in order for them to better compare to the 2016 financial statements. The reclassifications have no material effect on 2015 financial position, results of operations, or cash flow.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2016 and 2015, the Company's uninsured cash balances totaled $1,248,679 and $620,634, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2016 and 2015 are as follows:

	2016	2015
Notes receivable	$ 21,333	$ 55,200
Less current portion	17,333	43,534
Long-term portion	$ 4,000	$ 11,666

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2016	2015
Office equipment	$ 72,688	$ 72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation	87,508	87,508
	$ -	$ -

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2016 and 2015:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2016 and 2015, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $662,797 and $705,438 in 2016 and 2015, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2016	2015
Capital Investment Brokerage, Inc.	$ 163,570	$ 133,832
Capital Investment Advisory Services, LLC	96,219	92,471
Capital Investment Counsel, Inc.	19,777	4,564

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $52,190 and $34,934 in 2016 and 2015, respectively.

At December 31, 2016 and 2015, the Company had a payable to Capital Investment Brokerage, Inc. of $0 and $12,000, respectively.

(9) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $1,000,000. Interest on advances is payable monthly at the bank's prime rate but not less than 5% (5% as of December 31, 2016 and 2015, respectively). There was no balance outstanding as of December 31, 2016 or 2015.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies, therefore, rent is paid on a month to month basis. Rent expense amounted to $76,991 and $67,942 in 2016 and 2015, respectively.

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $142,134 and $127,370 as of December 31, 2016 and 2015, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016 and 2015, the Company net capital was $725,005 and $466,344, respectively, which was $582,871 in excess of its required net capital in 2016 and $338,974 in excess of its required net capital in 2015. The Company's ratio of aggregate indebtedness to net capital was 2.94 to 1 and 4.10 to 1 as of December 31, 2016 and 2015, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(12) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. As of December 31, 2016, the Company has been named in arbitrations for which no E & O coverage exists. Management, after consultation with outside legal counsel, has accrued a loss contingency of $540,000.

Settlements and awards that fall outside of the scope of the E & O insurance or are below the deductible are expensed as incurred or recognized and classified as legal settlements on the statement of income. In 2016 and 2015, the Company expensed $456,984 and $735,000, respectively, in settlements primarily from lawsuits incidental to its investment services.

(13) Subsequent Events

The date to which events occurring after December 31, 2016, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2017, the date the financial statements were available to be issued.

(14) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(15) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015, are as follows:

	2016	2015
Balance at beginning of year	$ 300,000	$ 400,000
Goodwill impairment losses	-	(100,000)
	$ 300,000	$ 300,000

During 2015, the Company wrote off goodwill balances as a result of brokers who terminated their employment.

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2016 and 2015

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2014	$ 6,000	$ 181,376	$ 878,577	$ 1,065,953
Net loss for 2015	-	-	(69,998)	(69,998)
Balance, December 31, 2015	6,000	181,376	808,579	995,955
Net income for 2016	-	-	358,573	358,573
Dividends paid	-	-	(107,206)	(107,206)
Balance, December 31, 2016	$ 6,000	$ 181,376	$ 1,059,946	$ 1,247,322

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2016 and 2015

	2016	2015
Net capital:		
Total stockholders' equity	$ 1,247,322	$ 995,955
Deduct: Non-allowable assets	(517,015)	(517,694)
Deduct: Securities haircuts	(5,302)	(11,917)
Net capital	$ 725,005	$ 466,344
Aggregate indebtedness:		
Accounts payable	$ 177,091	$ 197,245
Commissions payable	1,402,921	1,251,307
Accrued retirement	12,000	12,000
Legal settlement	540,000	450,000
Total	$ 2,132,012	$ 1,910,552
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 142,134	$ 127,370
Net capital in excess of requirements	582,871	338,974
Net capital as computed above	$ 725,005	$ 466,344
Ratio of aggregate indebtedness to net capital	2.94 to 1	4.10 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016 and 2015.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, no exceptions were found as a result of applying the procedures;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, no exceptions were found as a result of applying the procedures;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, no exceptions were found as a result of applying the procedures; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, no exceptions were found as a result of applying the procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2017

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessment and Payments

Year ended December 31, 2016

Assessment for December 31, 2016	$	10,334
Less:		
Overpayment from 2015		-
Payment July 29, 2016		(4,693)
Payment February 16, 2017		(5,641)
Balance due March 1, 2017	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Capital Investment Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2017

CAPITAL INVESTMENT ADVISORY SERVICES, LLC
CAPITAL INVESTMENT BROKERAGE, INC.
CAPITAL MORTGAGE ASSOCIATES, LLC
CAPITAL INVESTMENT COUNSEL, INC.
CAPITAL INVESTMENT GROUP, INC.
CAPITAL INSURANCE AFFILIATES
CAPITAL BANK PARTNERS
CAPITAL ADVISERS, INC.
THE CAPITAL FOUNDATION

CAPITAL INVESTMENT COMPANIES®

INTEGRITY • INDEPENDENCE • INNOVATION

EXEMPTION STATEMENT

Capital Investment Group, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Capital Investment Group, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2016, pursuant to paragraph k(2)(ii).

Capital Investment Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2016 without exception.



Richard K. Bryant, President

2/17/2017

Date